FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                          CLUCKCORP INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


         Texas                                        76-0406417
(State (jurisdiction) of                      (IRS Employer Identification
incorporation or organization)                        Number)


         1250 NE Loop 410
         Suite 335
         San Antonio, Texas
         (210) 824-2496                                    78209
(Address of principal executive offices)                (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:  None.


Securities to be registered pursuant to Section 12(g) of the Act: (i) $.01 Par Value Common Stock and (ii) Redeemable Common Stock Purchase Warrants.

                            DESCRIPTION OF SECURITIES


ITEM 1.  Description of Registrant's Securities To Be Registered

Common Stock

     The Company is authorized to issue up to 10,000,000 shares of Common Stock, $.01 par value per share ("Common Stock"). The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Redeemable Common Stock Purchase Warrants

     Each Warrant represents the right to purchase one share of Common Stock at an initial exercise price of $4.00 per share until July 9, 2001. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events, including the issuance of Common Stock as a dividend on shares of Common Stock, subdivisions or combinations of the Common Stock or similar events. The Warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of Common Stock for less than the exercise price of the Warrants or the current market price of the Registrant's securities.

     Warrants may be redeemed, in whole or in part, at the option of the Registrant, upon 30 days' notice, at a redemption price equal to $.01 per Warrant at any time after July 9, 1997 if the closing price of the Registrant's Common Stock on NASDAQ averages at least $8.00 per share for a period of 20 consecutive trading days.

     Holders of Warrants may exercise their Warrants for the purchase of shares of Common Stock only if a current prospectus relating to such shares is then in effect and only if such shares are qualified for sale, or deemed to be exempt from qualification, under applicable state securities laws. The Registrant is required to use its best efforts to maintain a current Prospectus relating to such shares of Common Stock at all times when the market price of the Common Stock exceeds the exercise price of the Warrants until the expiration date of the Warrants, although there can be no assurance that the Registrant will be able to do so.

     The shares of Common Stock issuable on exercise of the Warrants will be, when issued in accordance with the Warrants, fully paid and non-assessable. The holders of the Warrants have no rights as stockholders until they exercise their Warrants.

     For the life of the Warrants, the holders thereof have the opportunity to profit from a rise in the market for the Company's Common Stock, with a resulting dilution in the interest of all other stockholders. So long as the Warrants are outstanding, the terms on which the Registrant could obtain additional capital may be adversely affected. The holders of such Warrants might be expected to exercise them at a time when the Registrant would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by such Warrants.

ITEM 2.  Exhibits

         I.   1.1  Specimen Certificate of $.01 Par Value Common Stock

         II.  No such securities are to be registered.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                               CLUCKCORP INTERNATIONAL, INC.



                                              By   /S/  D.W. GIBBS
                                                 -------------------------------
                                                      D.W. Gibbs
                                                  Chief Executive Officer

Date:             October 7, 1996